SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 06 October 2011
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

JOINT STATEMENT BY THE GOVERNMENT OF MONGOLIA,
IVANHOE MINES AND RIO TINTO
October 6, 2011
ULAANBAATAR, MONGOLIA
1.	Ivanhoe Mines, Rio Tinto and the Government of Mongolia have concluded discussions on the two aspects of the Investment Agreement that were raised by the Government of Mongolia, and are pleased to confirm that all parties have reaffirmed their continued support for the Investment Agreement and its implementation.

2.	The Government of Mongolia has once again confirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

3.	Since the signing of the Investment Agreement, Mongolia has achieved international stature as one of the countries most attractive to foreign investment. Mongolia’s economy has become one of the fastest growing economies in the world. The people of Mongolia are reaping great benefit from the construction of the Oyu Tolgoi project and stand to benefit even more when the project becomes operational.

4.	The Investment Agreement has also formed the basis for the construction of Oyu Tolgoi, which recently passed the 50% completion mark and is expected to begin initial production during the third quarter of next year. To reach this point, US$2.6 billion have been invested by Ivanhoe Mines and Rio Tinto and a significant amount has been committed to bring Oyu Tolgoi into production.

5.	Section 15.30 of the Investment Agreement provides that “Upon mutual consent recorded in writing, the Parties may amend or modify this Agreement”. Ivanhoe Mines and Rio Tinto acknowledge that the Government of Mongolia acted in accordance with this provision of the Investment Agreement in seeking to discuss these changes. Ivanhoe Mines and Rio Tinto respect the position of the Government of Mongolia and appreciate their continued support for the Investment Agreement.

6.	The shareholders are united in their commitment to secure the necessary project finance and bring the Oyu Tolgoi Project to completion and full production for the benefit of the nation of Mongolia. All stakeholders, investors, lenders, employees, contractors, civil society and local communities can have full confidence in the future of Oyu Tolgoi.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 06 October 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary